EXHIBIT 12

FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	2015	2014	2013	2012	2011
(Loss) income from continuing operations before income taxes	$(34,417)	$15,559	$(10,761)	$(28,466)	$(16,107)
Add (deduct):
Fixed charges	41,694	41,030	48,327	55,454	48,740
Capitalized interest	(1,864)	(3,233)	(2,457)	(2,416)	(1,882)
Equity in (earnings) losses of affiliates	(1,825)	(775)	47	(40)	(20)
Distributions from investments in affiliates	1,490	4,431	2,064	1,796	243
Dividends on preferred shares	(12,400)	(12,400)	(12,400)	(11,964)	(8,467)
Adjusted earnings	$(7,322)	$44,612	$24,820	$14,364	$22,507
Fixed charges:
Interest expense	$26,797	$24,696	$32,803	$40,602	$38,200
Rent expense representative of interest factor	633	701	667	472	191
Capitalized interest	1,864	3,233	2,457	2,416	1,882
Dividends on preferred shares	12,400	12,400	12,400	11,964	8,467
Total fixed charges and preferred stock dividends	$41,694	$41,030	$48,327	$55,454	$48,740
Ratio of earnings to fixed charges and preferred stock dividends	—	1.09	—	—	—
Deficiency of earnings to fixed charges and preferred stock dividends	$(49,016)	$—	$(23,507)	$(41,090)	$(26,233)